As filed with the Securities and Exchange Commission on May 30, 2000.
					Registration Number: 33-_____________

                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933.

                        TRB Systems International Inc.
             (Exact name of registrant as specified in its charter)

		         Delaware				                          22-3522572
(State or other jurisdiction of       (I.R.S. Employer Identification Code
incorporation or organization)        Number)

TRB Systems International Inc.         Byung Yim, Chairman
6 Regent Street,                       TRB Systems International Inc.
Livingston, NJ 07039                   6 Regent Street, Livingston, NJ 07039,
(973) 994-4488                         (973) 994-4488

(Address, including zip code            (Address, including zip code and
and telephone number, including        telephone number, including area
area code of Registrants principal      code of agent for service)
offices and principal place of
Business)

         Consulting Agreement with Marc Sporn, Peter Markus, In Wha Whang,
                    Jenny Chun, Jun F. Sun, Thomas Wills.
                            (Full title of Plan)

Copies to:
Bernabe Diaz, Esq.
c/o Corporate Services Group
71 Stony Hill Rd., 2nd Flr.
Bethel, CT 06801

CALCULATION OF REGISTRATION FEE*
________________________________________________________________________
Proposed Maximum
Title of       Dollar Amount to be   Offering    Aggregate     Amount of
each class     Registered            Per Unit    Offering      Registration
of                                               Price         Fee
Securities
to be
Registered     $1,875,425            $1.00     $,875,425       $528
Common
Stock, par
value-$.001
________________________________________________________________________
*Pursuant to the provisions of S.E.C. Rule 16, the Registrant is registering such additional Securities as may be issuable pursuant to applicable anti-dilutive obligations of the Registrant with reference to the securities registered.

                                      PART II

                   INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3		Incorporation of Documents by Reference

	The following documents, which have been filed by TRB Systems International Inc. (the "Registrant") with the Securities and Exchange Commission, are incorporated herein by reference:

(a)	The Registrant's registration statement on Form SB2, Securities and
Exchange Commission File Number 333-7242 (filed July 27, 1998).

(b) The Registrant's annual report on Form 10-KSB for the fiscal year ended June 30, 1998, filed with the Securities and Exchange Commission on September 17, 1998, and the annual Report on Form 10-KSB for the year ended June 30, 1999 filed on September 30, 1999.

(c) The Registrant's quarterly reports on Form 10-QSB for the fiscal quarters ended September 30, 1999 and December 31, 1999, filed with the Securities and Exchange Commission on November 15, 1999 and February 16, 2000, respectively.

	 All documents files by the Registrant with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which de-registers all securities then remaining unsold shall, except to the extent otherwise provided by any rule promulgated by the Securities and Exchange Commission, be deemed incorporated by reference in this Registration statement and to be part hereof from the date of filing such document.

Item 4		Description of Securities

The Registrant is authorized to issue 30,000,000 shares of Common Stock, with a par value of $0.001. Immediately prior to this offering 17,004,569 shares of Common Stock were outstanding and held of record by approximately 200 persons. The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. Thus, holders of more than fifty percent(50%) of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or pre-emptive rights. The
Common Stock currently outstanding is (and the Shares being used pursuant to this prospectus will be) validly issued, fully paid and non-assessable. In the eventof liquidation of the Registrant, the holders of Common Stock will share equally in any balance of the Registrant's assets available for distribution to them after satisfaction of creditors and the holders of the Registrant's senior securities. The Registrant may pay dividends, in cash or in securities or other property when and declared by the board of directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

Item 5		Interests of Named Experts and Counsel

Bernabe Diaz, Esq., the Registrant's general counsel, owns 1,500 shares of the Registrant's common stock for which he paid $3,000.00. Mr. Diaz is the attorney providing the legal opinion required by the Registration Statement.

Item 6		Indemnification of Directors

	In accordance with General Corporation Laws of the State of Delaware which were in effect at the time of Registrant was incorporated, the Registrant's Board of Directors adopted by resolution, as further set forth in the Registrant's by laws, provisions relative to indemnification of its Officers and Directors against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the defense of any proceeding or threatened proceeding to which such person was or is a party, or is threatened to be made a party by reason of the fact that such person was or is an officer or director, provided that, (i) such director or officer acted in good faith or in manner reasonably believed by him to be in the best interests of the corporation to procure a judgment in its favor. In the latter case, the power to indemnify extends to expenses actually or reasonably incurred in connection with the defense or settlement of any proceeding if such person (i) acted in good faith, and (ii) in the manner such officer and director believed to be in the best interests of the corporation and with such care, including reasonable inquiry, as an ordinary prudent person would use under similar circumstances. No indemnification will be made in respect of any claim, issue or matter, as to which such person shall have been adjudged liable for negligence or misconduct in the performance of his duty to corporation unless, and only to extent that, the court in which such action or suit was brought shall determine upon an application of that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper. Otherwise, indemnification for an officer and director meeting the applicable standards of conduct is determined by a majority of the disinterested directors or shareholders or upon application by the corporation, such officer or director or his attorney, to the court in which such proceeding was pending. Notwithstanding the foregoing, The Registrant is contemplating amending its indemnification of officers and directors to allow the Registrant to utilize the broader indemnification now allowed under the Delaware Corporation Act.

	The Securities & Exchange Commission is of the opinion that indemnification of the Registrant's officers or directors for the matters involving violation of securities laws is against public policy and that agreements therefor are consequently unenforceable.


Item 7		Exemption From Registration Claimed

	Not applicable.

Item 8		Exhibits

4.	Constituent Documents:

	.1	Original Articles of Incorporation*
	.11	1st Amendment to Articles of Incorporation*
 	.12	2nd Amendment to Articles of Incorporation*
	.2	Original Bylaws*
	.21	Current Bylaws, as amended. *

5.	Opinion of Bernabe Diaz, Esq. at page 6.

10. 	Consulting Agreement at page 7.

___________
* Filed with the Registrant's registration statement on Form SB2 and
* Exhibits appended thereto, Securities and Exchange Commission File
* Number 333-7242 (filed July 27, 1998).

Item 9		Undertakings

(a)      Rule 415 offering.

1.	The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information;

(2)	That, for the purpose of determining any liability under
Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

(3)	To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(b) Filings incorporating subsequent Exchange Act documents by reference.

	The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 ( and, where applicable, each filing of the employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

(c)      Filings of registration statement on Form S-8.

	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, in the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                            SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant believes that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Livingston, State of New Jersey, on the date and in the capacity indicated below:

TRB Systems International Inc.


By:/s/ Byung D. Yim
Byung D. Yim, Chairman

By:/s/ Byung D. Yim
Byung D. Yim, Secretary & Director

	DATED: May 30, 2000


Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons, on the date and in the capacities indicated:.

Date:	May, 30, 2000
By:  /s/ Byung D. Yim
Byung D. Yim
Chairman, Chief Executive Officer & Director

EXHIBIT 5.1
Opinion of Bernabe B. Diaz, Registrant's Counsel

May 30, 2000

Securities and Exchange Commission
Washington, D.C. 20549

		Re: TRB Systems International Inc.

Gentlemen:

	This opinion is given in connection with the filing of the registration number 33-________(the "Registration Statement") filed with the United States Securities and Exchange Commission, as it pertains to 1,875,425 share of TRB Systems International Inc.'s(the "Registrant") common stock, without par value to be issued to pursuant to a Consulting Agreement with Marc Sporn, Peter Markus, In Wha Whang,Jenny Chun, Jun F. Sun, and Thomas Wills.

        Certain terms used in this opinion characterized by capital letter have been meaning set forth in the Registration Statement. We have examined the originals and copies of corporate instruments, certificates and other documents of the Registrant and interviewed representatives of the Registrant to the extent we deemed it necessary, in order to form the basis for the opinion hereinafter set forth. A major portion of our investigation of the registrant involved review of 34 Act reports heretofore filed by the Registrant, the information contained therein having been presumed to be accurate.

	In such examination we have assumed the genuiness of all signatures and authenticity of all documents submitted to us as certified and photostat copies. As to all questions of fact material to this opinion which have not been independently established, we have relied upon statements or certificates of officers or representatives of the Registrant.

	Based on the foregoing, we are of opinion that the 1,875,425 shares of the registrant's common stock referred to in the Registration
Statement will, upon issuance and after payment therefor, be fully paid and non-assessable and there is no personal liability to the owners thereof.

	This law firm hereby consents to the filing of this opinion as an exhibit to the Registration Statement; however, this opinion is limited to the facts set forth herein and is not to be interpreted as an opinion that the Registration Statement has been properly prepared, or provides all required disclosure.

                                                      Very truly yours,

                                                      /s/ Bernabe Diaz
                                                      Bernabe Diaz

AGREEMENT

	THIS AGREEMENT (the "Agreement"), dated the 15th day of April, 2000, is made and entered into by and between TRB SYSTEMS INTERNATIONAL INC. (hereinafter referred to as "TRB"), a Public Company incorporated pursuant to the laws of Delaware, OF THE FIRST PART, and Marc Sporn, Peter Markus, In Wha Whang, Jenny Chun, Jun F. Sun, Thomas Wills, jointly (hereinafter referred to as "Consultant"), OF THE SECOND PART.

P R E A M B L E :

	WHEREAS, TRB has incorporated TRB Systems (China) Inc., and has entered into manufacturing and sales agreements with two companies in China; and

	WHEREAS, TRB has obtained a $10,000,000 credit line for manufacture of its products in Taiwan, and $2,000,000 line of credit in China; and

	WHEREAS, Marc Sporn, Peter Markus, In Wha Whang, Jenny Chun, Jun F. Sun, Thomas Wills have worked since July 1997 in establishing the Chinese operation and modifying TRB products for the said market; and

	WHEREAS the Consultant wishes to continue to provide the abovestated services to TRB for the next 2 years, until TRB China is fully operational;

        NOW, THEREFORE, in consideration for the Consultant's agreement to render the hereinafter described services, as well as of the premises, the sum of TEN ($10) DOLLARS, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

WITNESSETH:

ARTICLE ONE
CONSULTANT SERVICES

1.1	The Consultant shall perform the following services for TRB:

(a)	Consultant will provide business advice generally, and specifically with development of the business of TRB in Asia generally, and China specifically.

(b)	Consultant, or consultant's agent as agreed to in writing by TRB, shall act as the primary contact for all matters related to development of business in Asia.

(c)	Consultant shall, as directed by TRB provide marketing support and such other services as may be reasonably expected by TRB in developing its Asian business.

d) Consultant shall aid TRB in establishing manufacturing facilities in Korea, and in providing management support for the Korean operation.

(e)	Consultant shall aid in the drafting of and review and comment upon all Securities and Exchange Commission Filings, and upon any and all actions requiring either Federal or State filings, including NASD filings.

(f)	Consultant shall work with TRB to develop its management structure and its Board of Directors. Consultant shall also provide management support in the American operation of TRB until such time as a full and proper management structure is established by TRB.

(g) TRB hereby irrevocably agrees to keep Consultant apprised of all material matters involving the TRB, as required to permit Consultant to fully, properly and legally perform its duties hereunder.

(h) Consultant has performed the abovementioned services since July, 1997, and performed the said services to the satisfaction of TRB.


ARTICLE TWO
FEES, EXPENSES, AND TERMINATION

2.1	Fees


(a)	The Consultant shall be entitled to a fee of 1,875,425 shares, at a price of $1.00 per share, already earned, for services rendered to date.

(b)	Consultant shall receive a further 250,000 shares per year for all work remaining to be done.

Consultants shall receive an option to purchase up to 1,000,000 shares of the common stock of TRB for the sum of $1.00 per share, said option expiring six months from the date hereof.

2.2	Expenses

	Consultant shall bear all its own expenses in providing the services herein, provided however, that major extraordinary expenses such as annual reports when authorized in advance by TRB, shall be borne by TRB. All travel, telephone, and board and lodging expenses shall be borne by the Consultant.

2.3	Term and Termination

(a)	This agreement shall be for a period of 2 years, and may not be terminated by the Consultants once the options mentioned in paragraph
2.1 (b) above are delivered to the Consultant.

	This Agreement may be terminated by TRB at will and without cause. In the event of termination, no further payments shall be due to Consultant, and any options held by the Consultants must be exercised within 7 days of the said termination, or deemed to expire.

ARTICLE THREE
MISCELLANEOUS

3.1	All notices, demands or other written communications hereunder shall be in writing, and unless otherwise provided, shall be deemed to have been duly given on the first business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

	TO CONSULTANT; Peter Markus, 71 Stony Hill Rd., Bethel CT 06801
; and
	TO TRB: TRB Systems International Inc. 6 Regent Street, , Livingston,
  NJ 07039,
;

in each case, with copies to such other address or to such other persons as any Party shall designate to the others for such purposes in the manner herein above set forth.

3.2	Time shall be of the essence in this Agreement.

3.3	This Agreement may be executed in one or more counterparts, each of which when so executed shall constitute an original and all of which together shall constitute one and the same agreement.

3.4	This Agreement, constitutes the entire agreement between the parties hereto. There are not and shall not be any verbal statements, representations, warranties, undertakings or agreements between the parties and this Agreement may not be amended or modified in any respect except by written instrument signed by the parties hereto.

3.5	This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York. Any and all disputes arising under this Agreement whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the Courts of the State of New York. Each of the parties hereto hereby irrevocably attorns to the jurisdiction of the Courts of the State of New York.

3.6	The parties hereto shall sign such further and other papers, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and do or cause to be done all such other acts and things as may be necessary or desirable in order to give full force and effect to this Agreement and every part thereof.

3.7	The headings used herein are inserted for convenience of reference only and shall not affect the construction of, or interpretation of, this Agreement.

3.8	In the event that any Article or section of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability shall not affect the remainder of the provisions hereof, but such part shall be fully severable, and this Agreement shall be construed and enforced as if such invalid or unenforceable part had never been inserted herein and the parties do hereby agree that they would have signed this Agreement without such invalid or unenforceable part included herein.

3.9	In this Agreement words importing the singular number only shall include the plural and vice versa; and words importing the masculine gender shall include the feminine and vice versa.

3.10	This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal personal representatives, successors and permitted assigns.

3.11	Where the date for the expiry of any time period or for the closing of any thing hereunder expires or falls upon a day which is not a Business Day, the time so limited extends to and the thing shall be done on the day next following that is a Business Day.


		IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

SIGNED, SEALED AND DELIVERED	)
               in the presence of       ) //Byung D. Yim//____________________
                                        ) TRB SYSTEMS INTERNATIONAL INC.
                                        ) per: Byung Yim , President
                	                   				)
                                        ) //Jenny Chun//
                                        ) Jenny Chun, for Consultants